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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-33127



(Check One):      [X] Form 10-K     [  ]  Form 20-F  [  ] Form 11-K
                  [ ] Form 10-Q     [  ]  Form N-SAR [  ]  Form N-CSR

For Period Ended:   December 31, 2005

[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 10-Q and Form 10-QSB
For the Transition Period Ended:
                                 ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


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                         PART I. REGISTRANT INFORMATION

Full name of registrant:          Mymetics Corporation

Former name if applicable:        Ichor Corp. (until June 29, 2001)
                                  PDG Remediation Inc. (until March 3, 1997)

Address of principal executive office:      14, Rue de la Colombiere
                                            CH-1260, Nyon
                                            SWITZERLAND


                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



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                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
 [X] before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant cannot file its annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period because of delays in completing the preparation of its audited financial statements and management's discussion and analysis. The delays are caused by the lack of financial and human resources available to the management.


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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                        Ernest Luebke
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                           (Name)

                       011.41.22.363.13.10
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                  (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Mymetics Corporation
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date         March 29, 2006                     By: /s/ Ernest Luebke
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                                                    Ernest Luebke
                                                    Chief Financial Officer